FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation of a press release, dated November 9, 2005, regarding the Consolidated Nine-Month Period (“9M05”) and Third Quarter Results for Fiscal Year 2005 (“3Q05”).

2.	Financial tables for the Consolidated Nine-Month Period (“9M05”) and Third Quarter Results for Fiscal Year 2005 (“3Q05”).

Item 1

FOR IMMEDIATE RELEASE

Market Cap: P$7,9 billion

(November 9, 2005)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED NINE-MONTH PERIOD (“9M05”)

AND THIRD QUARTER RESULTS

FOR FISCAL YEAR 2005 (“3Q05”) *

MAJOR EVENTS AND DEVELOPMENTS

•	During 9M05 the following results were achieved:

•	Net Revenues increase by P$846 MM (+26% vs. 9M04) reaching P$4.057 MM mainly due to the expansion of the mobile business.

•	Operating Profit before Depreciation and Amortization remained at a similar level when compared to the previous fiscal year as a consequence of cost increases related to the expansion of the cellular business and the inflationary pressure evidenced in the operating cost structure of the Company, in an environment where the fixed-line regulated tariffs continue to be frozen.

•	Net Income of +P$1.623 MM (+P$2.114 MM vs 9M04) was mainly as a consequence of the unusual gain of P$1.424 MM that was registered as a result of the successful closing of the debt restructuring process of Telecom Argentina and the appreciation of the peso against the dollar and the Euro.

•	Shareholders Equity as of September 30, 2005 amounted to P$2.125 MM. Despite of having accounted for the unusual gain arising from the closing of debt restructuring process, Retained Earnings continued to be negative for P$2.180 MM.

•	The nominal value of the Net Financial Debt as of September 30, 2005 reached P$4.545 MM (- P$2.582 MM or -36% vs. 9M04).

•	The Ratio of Net Financial Debt to Operating Profit before Depreciation and Amortization for the last 12 months decreased to 2,2 (from 3,5 as of September 30, 2004), mainly due to the effect of the successful closing of the debt restructuring process on the financial debt of the Group.

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	As of September 30
	2005	2004	Δ	Δ%
Consolidated net revenues (in MM P$)	4.057	3.211	846	26%
Fixed Telephony	2.119	1.998	121	6%
Cellular	1.921	1.205	716	59%
Directories edition	17	8	9	113%
Operating Profit before D&A (in MM P$)	1.481	1.482	(1)	0%
Operating Profit (in MM P$)	347	208	139	67%
Net income/(Loss) (in MM P$)	1.623	(491)	2.114	-431%
Shareholder’s equity (in MM P$)	2.125	677	1.448	214%
Net financial debt - Nominal value (in MM P$)	4.545	7.127	(2.582)	-36%
CAPEX (in MM P$)	340	250	90	36%
Lines in service (Fixed lines -in thousands)	3.906	3.750	156	4%
Cellular customers (in thousands)	5.899	3.833	2.066	54%
Telecom Personal	5.308	3.375	1.933	57%
Núcleo (Paraguay)	591	458	133	29%
ADSL Total lines (in thousands)	188	113	75	66%
Arnet subscribers (in thousands)	266	226	40	18%
Dial-up and others	137	156	(19)	-12%
ADSL	129	70	59	84%
Fixed line traffic (in MM minutes, Internet Traffic not included)	12.527	12.250	277	2%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	3.928	2.573	1.355	53%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	0	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	36	35	1	3%

*	Non-financial data unaudited.

2

Item 1

Buenos Aires, November 10, 2005 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications groups, announced today consolidated net income of P$1.623 million for the nine-month period ended September 30, 2005 (“9M05”) mainly due to the positive effect of P$1.424 million as a consequence of the closing of the debt restructuring process of Telecom Argentina. Comparatively, consolidated net loss for the nine-month period ended September 30, 2004 (“9M04”) was P$491 million. Consolidated net income for the third quarter of fiscal year 2005 (“3Q05”) was P$1.165 million, Comparatively, consolidated net loss for the third quarter of fiscal year 2004 (“3Q04”) was P$261 million.

Earnings/loss per share and ADR for 9M05 amounted to P$1.65 and P$8.25, respectively. In comparison, (loss) per share and ADR for 9M04 were P$(0.50) and P$(2.49), respectively. Earnings per share and ADR for 3Q05 amounted to P$1.18 and P$5.92, respectively. In comparison, (loss) per share and ADR for 3Q04 were P$(0.26) and P$(1.32), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 9M05 represented 37%, 9% and 40% of net sales, respectively; compared with 46%, 6% and (15%), respectively, for 9M04. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 3Q05 represented 35%, 8% and 79% of net sales, respectively; compared with 44%, 7% and (23%), respectively, for 3Q04.

The expansion in the number of subscribers in the cellular telephony business has resulted in higher revenues but also increased costs, this latter mainly generated by higher agent commissions and subsidies in the sale of handsets. As a consequence, the Operating Profit before Depreciation and Amortization for 9M05 has remained at a similar level as in 9M04 reaching P$ 1.481 million.

Company Activities

Evolution of Consolidated Net Revenues

(9M05 vs. 9M04 comparison)

Consolidated net revenues for 9M05 totaled P$4.057 million, an increase of P$846 million, or 26%, compared with P$3.211 million for 9M04, mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$10 million to P$387 million during 9M05. Domestic long distance (“DLD”) revenues increased by P$12 million reaching P$334 million. Revenues in both services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. DLD traffic increased by 9% as a consequence of the implementation of new discount plans while local traffic increased by 1% mainly due to the increase of lines in service.

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Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

Monthly charges increased by P$30 million, or 6%, to P$501 million for 9M05, mainly due to the increase in customer lines that had reached 3.582.000, equivalent to an increase of 4%. It must be noted that the number of lines in service has recovered in 3Q05 to the same level it had as of December 2001, when the economic crisis began.

Revenues generated by interconnection services increased by P$31 million, or 21%, to P$181 million, mainly due to the increase in cellular traffic transported and terminated on the fixed line network of Telecom.

Regarding international telephony activities, during 9M05 revenues reached P$167 million increasing by P$9 million or 6%, mainly due to higher incoming and outgoing traffic partially offset by a decrease in rates.

Internet and Data Transmission

Revenues generated by the data transmission and Internet business totaled P$342 million, representing an increase of P$34 million, or 11%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, the Company has been experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of September 30, 2005 total lines in service with ADSL connections amounted to 188.000, an increase of 75.000, or 66%. The number of

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Arnet’s ADSL subscribers reached approximately 129.000, increasing by 84% while Internet dial-up customers reached approximately 137.000, decreasing 12%. Internet dial-up minutes represented 27% of total traffic measured in minutes transported over the fixed-line network.

Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months helped by the evolution of the GSM technology and the introduction of new value added services and handsets that has resulted in a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Telecom Personal in Argentina reached approximately 5.308.000 as of September 30, 2005, representing an increase of approximately 1.933.000 customers, or 57%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers, which currently represent 51% of the total customer base.

The customer base in Argentina as of September 30, 2005 amounted to approximately 3.579.000 prepaid subscribers, representing 67% of the total customer base, and approximately 1.729.000 post-paid subscribers, representing the remaining 33% (including clients of “Cuentas Claras” a hybrid prepaid/postpaid product). These percentages were 76% and 24%, respectively, as of September 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Telecom Personal in Argentina to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

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Revenues of Telecom Personal in Argentina, after inter-company revenue elimination, reached P$1.763 million increasing by P$679 million, or 63%, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental use of value added services and to the increase in sales of handsets.

The average monthly revenue per customer in Argentina increased to P$36 or 3% when compared with 9M04 notwithstanding the significant increase in the number of clients. Additionally, total cellular traffic increased by 53% when compared with 9M04.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$155 million in revenues during 9M05 that represent an increase of P$34 million, or 28%. The revenues of Nucleo are consolidated into the mobile telephony business together with the revenues of Telecom Personal.

As of September 30, 2005, Núcleo had approximately 591.000 customers an increase of 133.000, or 29%. Nucleo’s postpaid subscribers increased by 20% reaching 112.000 clients, representing 19% of the customer base. Prepaid customers increased by 31% reaching 479.000, equivalent to 81% of the customer base.

Directories

Publicom sales increased by P$9 million or 113% reaching P$17 million due to higher sales of advertising space and the acquisition of new customers.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for 9M05 increased by P$707 million, or 24%, to P$3.710 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina. As an example of this, subscriber acquisition cost (including handset subsidies, agent commissions and advertising) increased by P$240 million or 152% reaching P$398 million.

Salaries and social security contributions increased by P$70 million, or 16%, to P$504 million primarily due to the increase in salaries. As of September 30, 2005, the headcount totaled 14.369 compared to 14.263 as of September 30, 2004. The increase in headcount is also related to the expansion of the cellular business.

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Taxes reached $280 million, an increase of $64 million when compared with 9M04 due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator, the latter, in the cellular telephony activity.

The allowance for doubtful accounts increased to P$18 million, equivalent to 0,4% of revenues. The increase of P$17 million is mainly due to a lower level of recovery of past due receivables in the fixed telephony business and a slight increase of uncollectables in the postpaid cellular telephony after the significant expansion of the customer base.

Sales commissions increased by P$132 million, or 107%, to P$255 million for 9M05, mainly as a consequence of the commissions paid for new customers and higher sales of prepaid cards, mainly in the cellular business.

Costs related to advertising increased by P$33 million or 52% to P$97 million, as Telecom Personal and Arnet continued with their promotions and media advertising campaigns.

The cost of cellular handsets increased by P$241 million reaching P$391 million mainly due to the increase in handset sales as the number of subscribers in the market has increased substantially.

TLRD (termination charges in third parties cellular networks) and roaming cost increased by P$143 million reaching P$272 million, due to the increase in traffic among cellular operators.

Depreciation of fixed and intangible assets decreased by P$140 million, or 11%, to P$1.134 million during 9M05 as a consequence of the end of the amortization period of certain assets in the fixed telephony business.

Net Financial Results

The gain resulting from net financial results reached P$91 million for 9M05 as compared to a loss of P$622 million in 9M04. The difference can be largely attributed to the P$711 million gain registered as net currency exchange differences. The gain was a consequence of the effect of the appreciation of the Argentine Peso against the Euro and the Dollar on the net financial debt of the Company.

Other Expenses

Other expenses (net) increased by P$39 million, or 57%, to P$108 million for the 9M05 mainly as a consequence of higher provisions for lawsuits and other contingencies partially compensated by lower severance charges.

Cash flow and Net Financial Debt (Nominal Value)-Debt Restructuring Results

On August 31, 2005, Telecom Argentina successfully completed its

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debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the Outstanding Debt, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors (the “APE”), resulting in the extinguishment of all Outstanding Debt pursuant to the APE. The Company also made prepayments on the new Notes issued pursuant to the APE, further strengthening it’s post-restructuring debt profile.

As a consequence of the successful Closing of the Debt Restructuring of Telecom Argentina, the Company has registered in 3Q05 a profit of P$1.424 million pesos mainly due to forgiveness of principal of P$167 million, forgiveness of interest (contractual and penalty) of P$984 million and effect of the net present value of P$352 million. This gain was partially compensated by charges related to exchange differences, accelerated amortization of expenses for the debt issuance and other expenses that amounted to P$79 million.

The nominal value of Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$2.582 million, or 36%, to P$4.545 million for 9M05 compared with 9M04 (P$7.127 million), mainly as a consequence of the reduction of the debt due to the successful restructuring of Telecom Argentina and the positive cash flow generation of the Group.

Capital Expenditures

Of the total amount of P$340 million invested in fixed assets during 9M05, P$149 million, or 44%, corresponds to fixed-line telephony, data transmission and Internet, and P$191 million or 56% to the cellular business.

Additionally, during 9M05 the Company has invested P$68 million in materials (of which P$43 correspond to cellular telephony) that in a short period will be classified as investments in fixed assets.

Note: Materials and supplies not included

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

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On June 30, 2005, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Gastón Urbina

54-11-4968-6236

gurbina@ta.telecom.com.ar

Voice Mail: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected

9	www.telecom.com.ar

results. The risks and uncertainties include, but are not limited to, uncertainties concerning the outcome of the court proceedings relating to the debt restructuring, the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for futher information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

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Item 2

TELECOM ARGENTINA S.A.

Consolidated information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2005.

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	Sep-30 2005	Dec-04 2004	Δ $	Δ %
Cash, equivalents and investments	587	3,662	(3,075)	-84%
Trade receivables	636	612	24	4%
Other current assets	253	160	93	58%

TOTAL CURRENT ASSETS	1,476	4,434	(2,958)	-67%

Trade receivables	—	—	—	—
Fixed & Intangible assets	6,853	7,668	(815)	-11%
Other non-current assets	285	230	55	24%

TOTAL NON-CURRENT ASSETS	7,138	7,898	(760)	-10%

TOTAL ASSETS	8,614	12,332	(3,718)	-30%

Accounts payable	803	509	294	58%
Loans	330	9,434	(9,104)	-97%
Reserves	75	30	45	150%
Other current liabilities	285	254	31	12%

TOTAL CURRENT LIABILITIES	1,493	10,227	(8,734)	-85%

Accounts payable	4	7	(3)	-43%
Loans	4,466	1,219	3,247	266%
Reserves	249	214	35	16%
Other non-current liabilities	212	109	103	94%

TOTAL NON-CURRENT LIABILITIES	4,931	1,549	3,382	218%

TOTAL LIABILITIES	6,424	11,776	(5,352)	-45%

Minority Interest	36	30	6	20%
Temporary differences from translation	29	24	5	21%
Shareholders’ equity	2,125	502	1,623	323%

TOTAL LIABILITIES AND EQUITY	8,614	12,332	(3,718)	-30%

2- Consolidated Loans
	Sep-30 2005	Dec-04 2004	Δ $	Δ%
Corporate Bonds	3,878	5,353	(1,475)	-28%
Banks	1,182	1,177	5	0%
On purchase of fixed assets and inventories	—	1,475	(1,475)	-100%
Accrued interest	72	1,259	(1,187)	-94%
Penalties or default interest	—	170	(170)	-100%

TOTAL CURRENT LOANS	5,132	9,434	(4,302)	-46%

Banks	—	1,260	(1,260)	-100%
Net Present Value	(363)	(41)	(322)	785%
Financial instruments valuation effect	27	—	—	—

TOTAL NON-CURRENT LOANS	(336)	1,219	(1,555)	-128%

TOTAL LOANS	4,796	10,653	(5,857)	-55%

3- Consolidated Income Statement

Nine -Month Comparison

	Sep-30		Δ $	Δ %
	2005	2004
Net revenues	4,057	3,211	846	26%
Cost of services provided	(2,636)	(2,153)	(483)	22%

GROSS PROFIT	1,421	1,058	363	34%

Administrative expenses	(202)	(184)	(18)	10%
Selling expenses	(872)	(666)	(206)	31%

OPERATING (LOSS)/PROFIT	347	208	139	67%

Equity income from related companies	7	(1)	8	-800%
Amortization of goodwill	—	—	—	—
Net financial results	91	(622)	713
Debt Restructuring Results	1,424	—	1,424	—
Other incomes & expenses	(108)	(69)	(39)	57%

RESULTS FROM ORDINARY OPERATIONS	1,761	(484)	2,245

Taxes on income	(134)	(9)	(125)	1389%
Minority interest	(4)	2	(6)	-300%

NET (LOSS)/INCOME	1,623	(491)	2,114

Operating (Loss)/Profit before D&A	1,481	1,482	(1)	0%

As a % of Net Revenues	37%	46%

Consolidated Income Statement

Three -Month Comparison

	Sep-30		Δ $	Δ %
	2005	2004
Net revenues	1,472	1,141	331	29%
Cost of services provided	(937)	(770)	(167)	22%

GROSS PROFIT	535	371	164	44%

Administrative expenses	(54)	(59)	5	-8%
Selling expenses	(357)	(236)	(121)	51%

OPERATING (LOSS)/PROFIT	124	76	48	63%

Equity income from related companies	—	(1)	1	-100%
Amortization of goodwill	—	—	—	—
Net financial results	(208)	(324)	116	-36%
Debt Restructuring Results	1,439	—	1,439	—
Other incomes & expenses	(58)	(14)	(44)	314%

RESULTS FROM ORDINARY OPERATIONS	1,297	(263)	1,560

Taxes on income	(131)	(1)	(130)	13000%
Minority interest	(1)	3	(4)	-133%

NET (LOSS)/INCOME	1,165	(261)	1,426	-546%

Operating (Loss)/Profit before D&A	509	499	10	2%

As a % of Net Revenues	35%	44%

4- Consolidated Statement of Cash Flow

Nine -Month Comparison

	Sep-30		Δ $	Δ %
	2005	2004
Net income	1,623	(491)	2,114	431%
Depreciation and Amortization	1,134	1,274	(140)	-11%
Increase in provisions	63	28	35	125%
(Increase)/decrease in assets	(139)	(137)	(2)	-1%
(Decrease)/increase in liabilities	205	(12)	217	1808%
Debt Restructurings results	(1,424)	—	(1,424)
Others, net	(78)	810	(888)	-110%

Total Funds generated by Operating Activities	1,384	1,472	(88)	-6%

Total Funds applied to Investing Activities	247	(112)	359	321%

Increase in financial debt, net	30	—	30
Debt payments	(3,286)	(6)	(3,280)	54667%
Interests and financial expenses	(768)	(12)	(756)	-6300%

Total Funds applied to Financing Activities	(4,024)	(18)	(4,006)	-22256%

Increase/(decrease) of Funds	(2,393)	1,342	(3,735)	-278%

Consolidated Statement of Cash Flow

Three -Month Comparison

	Sep-30		Δ $	Δ %
	2005	2004
Net income	1,165	(261)	1,426	546%
Depreciation and Amortization	385	423	(38)	-9%
Increase in provisions	47	(25)	72	288%
(Increase)/decrease in assets	(95)	(74)	(21)	-28%
(Decrease)/increase in liabilities	83	21	62	295%
Debt Restructuring Results	(1,424)	—	(1,424)
Others, net	450	449	1	0%

Total Funds generated by Operating Activities	611	533	78	15%

Total Funds applied to Investing Activities	(118)	(51)	(67)	-131%

Increase in financial debt, net	16	—	16
Debt payments	(3,216)	(4)	(3,212)	80300%
Interests and financial expenses	(724)	(5)	(719)	-14380%

Total Funds applied to Financing Activities	(3,924)	(9)	(3,915)	-43500%

Increase/(decrease) of Funds	(3,431)	473	(3,904)	-825%

5- Consolidated Revenues Breakdown

Nine -Month Comparison

	Sep-30
	2005	2004	Δ $	Δ %
Fixed Telephony	1,613	1,532	81	5%

Measured service
Local	387	377	10	3%
DLD	334	322	12	4%
Monthly charges	501	471	30	6%
Public telephones	118	128	(10)	-8%
Interconnection	181	150	31	21%
Others	92	84	8	10%

International Telephony	167	158	9	6%

Data transmission	—	—	—	—

Data transmission Services	—	—	—	—
Monthly charges & Internet Traffic	—	—	—	—
Others	—	—	—	—

Data transmission & Internet	342	308	34	11%

Cellular Telephony	1,918	1,205	713	59%

Telecom Personal	1,763	1,084	679	63%

Monthly fee and measured service	400	230	170	74%
Pre-paid card	426	248	178	72%
Calling Party Pays	295	270	25	9%
TLRD *	177	98	79	81%
Handset sales and accessories	211	89	122	137%
Others	254	149	105	70%

Núcleo	155	121	34	28%

Monthly fee and measured service	34	26	8	31%
Pre-paid card	61	43	18	42%
Calling Party Pays	25	31	(6)	-19%
TLRD *	17	12	5	42%
Handset sales and accessories	8	1	7	700%
Others	10	8	2	25%

Telephone Directories (Publicom)	17	8	9	113%

TOTAL NET REVENUES	4,057	3,211	846	26%

*	Charges for the termination of calls of the cellular operators.

Consolidated Revenues Breakdown

Three -Month Comparison

	Sep-30
	2005	2004	Δ $	Δ %
Fixed Telephony	556	524	32	6%

Measured service
Local	140	131	9	7%
DLD	114	110	4	4%
Monthly charges	170	160	10	6%
Public telephones	38	44	(6)	-14%
Interconnection	63	52	11	21%
Others	31	27	4	15%

International Telephony	57	53	4	8%

Data transmission & Internet	118	110	8	7%

Cellular Telephony	731	452	279	62%

Telecom Personal	673	414	259	63%

Monthly fee and measured service	149	88	61	69%
Pre-paid card	177	92	85	92%
Calling Party Pays	108	96	12	13%
TLRD *	68	40	28	70%
Handset sales and accessories	84	38	46	121%
Others	87	60	27	45%

Núcleo	58	38	20	53%

Monthly fee and measured service	13	9	4	44%
Pre-paid card	24	15	9	60%
Calling Party Pays	9	8	1	13%
TLRD *	6	4	2	50%
Handset sales and accessories	3	1	2	200%
Others	3	1	2	200%

Telephone Directories (Publicom)	10	2	8	400%

TOTAL NET REVENUES	1,472	1,141	331	29%

*	Charges for the termination of calls of the cellular operators.

6- Consolidated Income Statement by Activities

Nine-month period - FY 2005 (01/01/05 - 09/30/05)

(In million of Argentine pesos )

	Activities				Variation vs 9M04
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	2,119	1,921	17	4,057	846	26%

Salaries and social security contributions	(412)	(83)	(9)	(504)	(70)	16%
Taxes	(122)	(157)	(1)	(280)	(64)	30%
Materials and supplies	(153)	(55)	(4)	(212)	(56)	36%
Allowance for doubtful accounts	(4)	(15)	1	(18)	(17)	1700%
Settlement charges	(72)	—	—	(72)	(12)	20%
Interconnection cost	(107)	—	—	(107)	(6)	6%
Lease of lines and circuits	(22)	(12)	—	(34)	(7)	26%
Service fees	(57)	(50)	—	(107)	(52)	95%
Advertising	(29)	(66)	(2)	(97)	(33)	52%
Sales commissions	(13)	(242)	—	(255)	(132)	107%
Cost of cellular handsets	—	(391)	—	(391)	(241)	161%
Roaming and TLRD	—	(272)	—	(272)	(143)	111%
Others	(117)	(106)	(4)	(227)	(14)	7%

Operating (Loss)/Profit before D&A	1,011	472	(2)	1,481	(1)	0%
Operating (Loss)/Profit before D&A Margin	48%	25%	-12%	37%
Depreciation of fixed assets	(821)	(278)	(1)	(1,100)	94	-8%
Amortization of intangible assets	(7)	(27)	—	(34)	46	-58%

OPERATING RESULTS	183	167	(3)	347	139	67%

EQUITY INCOME FROM RELATED COMPANIES	7	—	—	7	4	133%

AMORTIZATION OF GOODWILL	—	—	—	—	—	0%

Interest on assets	(216)	(14)	1	(229)	(285)	-509%
Interest on liabilities	380	(60)	—	320	998	-147%

FINANCIAL AND HOLDING INCOME	164	(74)	1	91	713	-115%

DEBT RESTRUCTURING INCOME	1,424	—	—	1,424	1,424	—

OTHER INCOMES AND EXPENSES	(82)	(24)	(2)	(108)	(39)	57%

INCOME FROM ORDINARY OPERATIONS	1,696	69	(4)	1,761	2,245	-464%

Taxes on income	(172)	37	1	(134)	(125)	1389%
Minority interest	—	(4)	—	(4)	(3)	300%

NET (LOSS)/INCOME	1,524	102	(3)	1,623	2,114	-431%

Consolidated Income Statement by Activities

Nine-month period - FY 2004 (01/01/04 - 09/30/04)

(In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	1,998	1,205	8	3,211

Salaries and social security contributions	(363)	(64)	(7)	(434)
Taxes	(106)	(109)	(1)	(216)
Materials and supplies	(131)	(23)	(2)	(156)
Allowance for doubtful accounts	8	(9)	—	(1)
Settlement charges	(60)	—	—	(60)
Interconnection cost	(101)	—	—	(101)
Lease of lines and circuits	(25)	(2)	—	(27)
Service fees	(41)	(13)	(1)	(55)
Advertising	(19)	(43)	(2)	(64)
Sales commissions	(14)	(109)	—	(123)
Cost of cellular handsets	—	(150)	—	(150)
Roaming and TLRD	—	(129)	—	(129)
Others	(130)	(83)	—	(213)

Operating (Loss)/Profit before D&A	1,016	471	(5)	1,482
Operating (Loss)/Profit before D&A Margin	51%	39%	-63%	46%
Depreciation of fixed assets	(958)	(234)	(2)	(1,194)
Amortization of intangible assets	(46)	(33)	(1)	(80)

OPERATING RESULTS	12	204	(8)	208

EQUITY INCOME FROM RELATED COMPANIES	4	—	(1)	3

AMORTIZATION OF GOODWILL	—	—	—	—

Interest on assets	37	18	1	56
Interest on liabilities	(522)	(156)	—	(678)

FINANCIAL AND HOLDING INCOME	(485)	(138)	1	(622)

DEBT RESTRUCTURING INCOME	—	—	—	—

OTHER INCOMES AND EXPENSES	(61)	(7)	(1)	(69)

INCOME FROM ORDINARY OPERATIONS	(530)	55	(9)	(484)

Taxes on income	—	(12)	3	(9)
Minority interest	—	(1)	—	(1)

NET (LOSS)/INCOME	(530)	45	(6)	(491)

7- Consolidated Income Statement by Activities

Third Quarter - FY 2005 (06/30/05 - 09/30/05)

(In million of Argentine pesos )

	Activities				Variation vs 3Q04
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%
NET REVENUES	728	734	10	1,472	331	29%

Salaries and social security contributions	(140)	(32)	(3)	(175)	(27)	18%
Taxes	(41)	(59)	(1)	(101)	(26)	35%
Materials and supplies	(57)	(17)	(2)	(76)	(17)	29%
Allowance for doubtful accounts	1	(4)	—	(3)	(4)	-400%
Settlement charges	(24)	—	—	(24)	(3)	14%
Interconnection cost	(37)	—	—	(37)	(2)	6%
Lease of lines and circuits	(8)	(10)	—	(18)	(8)	80%
Service fees	(19)	(22)	—	(41)	(16)	64%
Advertising	(12)	(26)	(1)	(39)	(15)	63%
Sales commissions	(5)	(108)	—	(113)	(66)	140%
Cost of cellular handsets	—	(157)	—	(157)	(82)	109%
Roaming and TLRD	—	(101)	—	(101)	(53)	110%
Others	(38)	(38)	(2)	(78)	(2)	3%

Operating (Loss)/Profit before D&A	348	160	1	509	10	2%
Operating (Loss)/Profit before D&A Margin	48%	22%	10%	35%
Depreciation of fixed assets	(277)	(97)	—	(374)	22	-6%
Amortization of intangible assets	(3)	(8)	—	(11)	16	-59%

OPERATING RESULTS	68	55	1	124	48	63%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	(3)	-100%

AMORTIZATION OF GOODWILL	—	—	—	—	—	—

Interest on assets	96	(1)	—	95	17	22%
Interest on liabilities	(264)	(39)	—	(303)	99	-25%

FINANCIAL AND HOLDING INCOME	(168)	(40)	—	(208)	116	-36%

DEBT RESTRUCTURING INCOME	1,439	—	—	1,439	1,439	—

OTHER INCOMES AND EXPENSES	(46)	(11)	(1)	(58)	(44)	314%

INCOME FROM ORDINARY OPERATIONS	1,293	4	—	1,297	1,556	-601%

Taxes on income	(162)	31	—	(131)	(130)	13000%
Minority interest	—	(1)	—	(1)	—	0%

NET (LOSS)/INCOME	1,131	34	—	1,165	1,426	-546%

Consolidated Income Statement by Activities

Third Quarter - FY 2004 (06/30/04 - 09/30/04)

(In million of Argentine pesos )

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	687	452	2	1,141

Salaries and social security contributions	(123)	(23)	(2)	(148)
Taxes	(36)	(39)	—	(75)
Materials and supplies	(53)	(6)	—	(59)
Allowance for doubtful accounts	2	(2)	1	1
Settlement charges	(21)	—	—	(21)
Interconnection cost	(35)	—	—	(35)
Lease of lines and circuits	(9)	(1)	—	(10)
Service fees	(17)	(8)	—	(25)
Advertising	(8)	(14)	(2)	(24)
Sales commissions	(5)	(42)	—	(47)
Cost of cellular handsets	—	(75)	—	(75)
TLRD and Roaming	—	(48)	—	(48)
Others	(46)	(30)	—	(76)

Operating (Loss)/Profit before D&A	336	164	(1)	499
Operating (Loss)/Profit before D&A Margin	49%	36%	-50%	44%
Depreciation of fixed assets	(315)	(80)	(1)	(396)
Amortization of intangible assets	(15)	(11)	(1)	(27)

OPERATING RESULTS	6	73	(3)	76

EQUITY INCOME FROM RELATED COMPANIES	4	—	(1)	3

AMORTIZATION OF GOODWILL	—	—	—	—

Interest on assets	68	10	—	78
Interest on liabilities	(334)	(68)	—	(402)

FINANCIAL AND HOLDING INCOME	(266)	(58)	—	(324)

DEBT RESTRUCTURING INCOME	—	—	—	—

OTHER INCOMES AND EXPENSES	(23)	9	—	(14)

INCOME FROM ORDINARY OPERATIONS	(279)	24	(4)	(259)

Taxes on income	—	(3)	2	(1)
Minority interest	—	(1)	—	(1)

NET (LOSS)/INCOME	(279)	20	(2)	(261)

8- Ratios

	09/30/2005	12/31/2004
Liquidity	1.0	0.4
Consolidated Financial Indebtedness (*)	2.0	13.9
Total Consolidated Indebtedness	3.0	22.1
Return on equity (**)	3.5	(0.5)

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity – net income for the period).

9- Statistical Data

FIXED TELEPHONY

	Sep05			Sep04
TELECOM	Accumul.	9m	3m	Accumul.	9m	3m
	(1)			(1)
Installed lines	3,825,809	22,803	4,214	3,800,672	587	(738)
Lines in service (1)	3,906,212	115,914	52,651	3,749,964	94,105	49,342
Customer lines	3,582,437	98,043	48,418	3,453,026	91,685	43,765
Public telephony lines	83,951	104	189	83,286	3,159	1,875
Digitalization (%)	100			100
Fixed lines in service per 100 inhabitants (northern region)	20.6	1	0.2	19.9	0.3	0.2

Investment in fixed assets (1)

(1)	Cumulative since the start of activities.
(1)	Includes direct inward dialing numbers connected to digital trunk lines

TELECOM ARGENTINA S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

10- Balance Sheet

	Sep-30 2005	Dec-04 2004	Δ $	Δ %
Cash, equivalents and investments	393	3,578	(3,185)	-89%
Trade receivables	328	327	1	0%
Other current assets	51	59	(8)	-14%

TOTAL CURRENT ASSETS	772	3,964	(3,192)	-81%

Other Trade receivables	165	143	22	15%
Fixed & Intangible assets	4,726	5,469	(743)	-14%
Investments	974	1,068	(94)	-9%
Other non-current assets	22	—	22	—

TOTAL NON-CURRENT ASSETS	5,887	6,680	(793)	-12%

TOTAL ASSETS	6,659	10,644	(3,985)	-37%

Accounts payable	340	315	25	8%
Loans	250	9,418	(9,168)	-97%
Reserves	32	11	21	191%
Other current liabilities	161	151	10	7%

TOTAL CURRENT LIABILITIES	783	9,895	(9,112)	-92%

Accounts payable	4	7	(3)	-43%
Loans	3,340	—	3,340
Compensation and social benefits payable	28	33	(5)	-15%
Others liabilities	58	64	(6)	-9%
Reserves	321	143	178	124%

TOTAL NON-CURRENT LIABILITIES	3,751	247	3,504	1419%

TOTAL LIABILITIES	4,534	10,142	(5,608)	-55%

Shareholders’ equity	2,125	502	1,623	323%

TOTAL LIABILITIES AND EQUITY	6,659	10,644	(3,985)	-37%

11- Income Statement Nine -Month Comparison
	30-Sep
	2005	2004	Δ $	Δ %
Net revenues	2,292	2,105	187	9%
Cost of services provided	(1,422)	(1,445)	23	2%

GROSS PROFIT	870	660	210	32%

Administrative expenses	(120)	(111)	(9)	-8%
Selling expenses	(397)	(429)	32	7%

OPERATING (LOSS)/PROFIT	353	120	233	194%

Equity income from related companies	(82)	(74)	(8)	-11%
Amortization of goodwill	—	—	—	—
Net financial & holding results	177	(483)	660	137%
Debt Restructuring Results	1,424	—	1,424
Other incomes & expenses	(77)	(54)	(23)	-43%

RESULTS FROM ORDINARY OPERATIONS	1,795	(491)	2,286	466%

Taxes on income	(172)	—	(172)	—

NET (LOSS)/INCOME	1,623	(491)	2,114	0%

Operating (Loss)/Profit before D&A	1,181	1,124	57	5%

As a % of Net Revenues	52%	53%

12- Income Statement Three -Month Comparison
	30-Sep
	2005	2004	Δ $	Δ %
Net revenues	793	727	66	9%
Cost of services provided	(490)	(496)	6	1%

GROSS PROFIT	303	231	72	31%

Administrative expenses	(38)	(40)	2	5%
Selling expenses	(135)	(145)	10	7%

OPERATING (LOSS)/PROFIT	130	46	84	183%

Equity income from related companies	(40)	(24)	(16)	-67%
Amortization of goodwill	—	—	—	—
Net financial & holding results	(159)	(265)	106	0%
Debt Restructuring Results	1,439	—	1,439
Other incomes & expenses	(43)	(18)	(25)	-139%

RESULTS FROM ORDINARY OPERATIONS	1,327	(261)	1,588	0%

Taxes on income	(162)	—	(162)

NET (LOSS)/INCOME	1,165	(261)	1,426	0%

Operating (Loss)/Profit before D&A	410	375	35	9%

As a % of Net Revenues	52%	52%

TELECOM PERSONAL S.A.

Unconsolidated Information

NINE MONTH PERIOD AND THIRD QUARTER- FISCAL YEAR 2005 .

(In millions of Argentine pesos)

13- Balance Sheet

	Sep-30 2005	Dec-04 2004	Δ $	Δ %
Cash, equivalents and investments	187	71	116	163%
Trade receivables	279	227	52	23%
Other current assets	189	104	85	82%

TOTAL CURRENT ASSETS	655	402	253	63%

Trade receivables	—	—	—	—
Fixed & Intangible assets	1,856	1,891	(35)	-2%
Other non-current assets	239	177	62	35%

TOTAL NON-CURRENT ASSETS	2,095	2,068	27	1%

TOTAL ASSETS	2,750	2,470	280	11%

Accounts payable	465	212	253	119%
Loans	82	14	68	486%
Reserves	40	17	23	135%
Other current liabilities	114	97	17	18%

TOTAL CURRENT LIABILITIES	701	340	361	106%

Reserves	79	65	14	22%
Loans	1,136	1,168	(32)	-3%
Other non-current liabilities	6	12	(6)	-50%

TOTAL NON-CURRENT LIABILITIES	1,221	1,245	(24)	-2%

TOTAL LIABILITIES	1,922	1,585	337	21%

Minority Interest	—	—	—	—
Temporary differences from translation	29	24	5	21%
Shareholders’ equity	799	861	(62)	-7%

TOTAL LIABILITIES AND EQUITY	2,750	2,470	280	11%

14- Income Statement Nine -Month Comparison
	30-Sep
	2005	2004	Δ $	Δ %
Net revenues	1,775	1,094	681	62%
Cost of services provided	(1,267)	(723)	(544)	-75%

GROSS PROFIT	508	371	137	37%

Administrative expenses	(58)	(43)	(15)	-35%
Selling expenses	(449)	(227)	(222)	-98%

OPERATING (LOSS)/PROFIT	1	101	(100)	-99%

Equity income from related companies	9	(5)	14	280%
Amortization of goodwill	—	—	-	—
Financial & holding results	(85)	(130)	45	35%
Debt Restructuring Results	—	—	-	—
Other incomes & expenses	(26)	(11)	(15)	-136%

RESULTS FROM ORDINARY OPERATIONS	(101)	(45)	(56)	-124%

Taxes on income	39	—	39	—
Minority interest	—	—	—	—

NET (LOSS)/INCOME	(62)	(45)	(17)	38%

Operating (Loss)/Profit before D&A	242	306	(64)	-21%

As a % of Net Revenues	14%	28%

15- Income Statement Three -Month Comparison
	Sep-30
	2005	2004	Δ $	Δ %
Net revenues	678	419	259	62%
Cost of services provided	(467)	(285)	(182)	-64%

GROSS PROFIT	211	134	77	57%

Administrative expenses	(6)	(4)	(2)	-50%
Selling expenses	(209)	(93)	(116)	-125%

OPERATING (LOSS)/PROFIT	(4)	37	(41)	-111%

Equity income from related companies	2	(6)	8	133%
Amortization of goodwill	—	—	—	—
Financial & holding results	(50)	(50)	—	0%
Debt Restructuring Results	—	—	—	0%
Other incomes & expenses	(13)	5	(18)	-360%

RESULTS FROM ORDINARY OPERATIONS	(65)	(14)	(51)	-364%

Taxes on income	33	—	33	—
Minority interest	—	—	—	—

NET (LOSS)/INCOME	(32)	(14)	(18)	129%

Operating (Loss)/Profit before D&A	77	106	(29)	-27%

As a % of Net Revenues	11%	25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 29, 2005	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President